

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2026

Shaun Bagai
Chief Executive Officer
RenovoRx, Inc.
2570 West El Camino Real, Suite 640
Mountain View, CA 94040

> **Re: RenovoRx, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 16, 2026**
> **File No. 333-295108**

Dear Shaun Bagai:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Alan Campbell at 202-551-4224 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Lawrence A. Rosenbloom, Esq.